Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

		2005	2004

A	Net income as reported, Canadian GAAP ($ millions)	$425.8	$198.5

B	Items adjusting net income(1) ($ millions)	$(9.3)	$0.2

C	Net income, US GAAP(1) ($ millions)	$416.5	$198.7

D	Weighted average number of shares outstanding	109,623,000	107,325,000

E	Net additional shares issuable for diluted earnings per share calculation	2,837,000	2,015,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$3.88	$1.85

	Diluted earnings per share (A/(D+E))	$3.79	$1.82

	UNITED STATES GAAP(1)

	Basic earnings per share (C/D)	$3.80	$1.85

	Diluted earnings per share (C/(D+E))	$3.70	$1.82

(1)	US GAAP figures restated, as described and quantified in Note 17 to the unaudited interim condensed consolidated financial statements included in Part I Item 1 of this Quarterly Report on Form 10-Q.